Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

1. **Organization**

   Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant ("FCM") and swap firm, registered with the Commodity Futures Trading Commission ("CFTC"), and municipal advisor with the SEC and Municipal Securities Rulemaking Board ("MSRB"). The Company is headquartered in New York, with registered domestic branch offices in Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, Media, Menlo Park, Miami, New York, Philadelphia, San Juan, San Francisco, Seattle, Washington D.C., and Wells, ME. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, and central banks.

   The Company is a "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, debt securities, other corporate related securities, equities, resale and repurchase agreements, securities lending and borrowing, and clearing derivative products. The Company is also a primary dealer in United States ("US") government securities.

   The Company has investment banking and capital markets businesses in the US.

   The Company's direct parent and sole stockholder is Barclays Group US Inc. ("BGUS"). BGUS is wholly owned by Barclays Bank PLC ("BBPLC"), and is ultimately owned by Barclays PLC ("BPLC", and collectively with its subsidiaries, "Barclays PLC Group" or "Group"). Both BBPLC and BPLC are United Kingdom ("UK") companies. The Company has significant intercompany transactions with related parties as described in Note 14, "Transactions with Affiliated Companies".

   The Company subscribes to an independent credit rating agency review by Standard & Poor's. This rating agency assesses the creditworthiness of the Company based on reviews of the Company's broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting, and governance. The Company is rated A- for long-term counterparty credit and A-2 for short-term counterparty credit.

   On June 8, 2015, the Group entered into an agreement to sell certain assets, liabilities and operations associated with the US Wealth Management business for cash and deferred consideration. The transaction closed on December 4, 2015 and the Company transferred assets of $9 million and liabilities of $73 million to the acquirer.

2. **Significant Accounting Policies**

   Basis of Presentation
   The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US Dollar ("USD") is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at December 31, 2015.

   Use of Estimates
   Preparation of the Statement of Financial Condition in accordance with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and certain disclosures at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of on demand deposits. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Cash and Cash Equivalents Segregated for Regulatory and Other Purposes
Cash and cash equivalents segregated for regulatory and other purposes consist of cash and cash equivalents segregated under the Commodity Exchange Act ("CEA") and in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act and for Proprietary Accounts of Broker-Dealers ("PAB").

Collateralized Agreements and Financings
Collateralized agreements consist of Securities purchased under agreements to resell ("Resale Agreements"), Securities borrowed, and Securities received as collateral, at fair value. Collateralized financings consist of Securities sold under agreements to repurchase ("Repurchase Agreements"), Securities loaned, and Obligation to return securities received as collateral, at fair value. Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Balance Sheet Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

- **Resale and Repurchase Agreements**
  Resale and Repurchase Agreements are either carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value if managed on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Resale Agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase Agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased is generally in excess of the cash received or provided. The Company monitors the fair value of securities purchased under Resale Agreements and securities sold under Repurchase Agreements on a daily basis, with additional securities obtained or posted as necessary.

- **Securities Borrowed and Loaned**
  Securities borrowed and loaned are either carried at the amounts of cash advanced or received, plus accrued interest, or at their fair value if managed on a fair value basis (for further description, see Note 5, "Fair Value Measurements"). Securities borrowed transactions require the Company to deposit cash collateral with the lender. Securities loaned transactions require the borrower to deposit cash collateral with the Company. Cash collateral is generally in excess of the fair value of securities loaned or borrowed. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or posted as necessary.

- **Securities Received as Collateral and Obligation to Return Securities Received as Collateral, at Fair Value**
  When the Company acts as the lender of securities in a securities lending agreement and the Company receives securities that can be either pledged or sold, the Company recognizes an asset, representing the fair value of the securities received as collateral, and a liability, representing the obligation to return those securities.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. A transferor is considered to have relinquished control over the assets where (1) the transferred assets are legally isolated from the Company's creditors, (2) the transferee can pledge or exchange the financial assets (or if the transferee is a securitization or asset-backed financing vehicle that is constrained from pledging or exchanging the

assets it receives, the holder of the beneficial interests issued by the vehicle can pledge or exchange the beneficial interests), and (3) the Company does not maintain effective control of the transferred assets through the ability to repurchase them before their maturity, or have the ability to unilaterally cause the holder to return them (or if the transferee is a securitization or asset-backed financing vehicle that the Company cannot repurchase the beneficial interest(s) before their maturity or have the ability to unilaterally cause the holder to return the third-party beneficial interests related to those transferred assets).

The Company has elected to measure liabilities that arise from the Company's failure to de-recognize certain financial assets transferred into securitization vehicles at fair value in accordance with ASC 825, *Financial Instruments* ("ASC 825"), to eliminate volatility in earnings that would otherwise arise from using different measurement attributes.

Variable Interest Entities
The Company accounts for variable interest entities ("VIEs") in accordance with ASC 810, *Consolidation* ("ASC 810"). VIEs are entities that lack either of the following characteristics: (1) the total equity investment at risk is sufficient to enable the entity to finance its ongoing activities or (2) the equity holders have power to direct the most significant activities of the entity (the activities that impact the economic performance of the entity), the obligation to absorb expected losses of the entity, and the right to receive the residual returns of the entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb the VIE's expected losses or receive expected residual returns, or both, that could potentially be significant to the VIE. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with ASC 810, the Company consolidates VIEs for which it is the primary beneficiary. The Company reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Fair Value Measurements
The Company accounts for a significant portion of its financial instruments at fair value in accordance with ASC 820, *Fair Value Measurements* ("ASC 820").

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). In the absence of an active market for a financial instrument, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Where the Company acts as a market maker, financial instruments are marked to mid-market prices. Fair value measurements do not include transaction costs.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize the transfers into and out of each level as of the end of the reporting period.

Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased, at Fair Value
The Company's Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value are comprised of securities purchased or sold short and derivative arrangements and are reflected in the Statement of Financial Condition on a trade-date basis.

Customer Securities Transactions

Securities owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not considered assets of the Company and are not included in the Statement of Financial Condition. However, in the event of fails to deliver securities to or receive securities from the customer, the Company records corresponding Receivables from customers or Payables to customers, respectively. These customer securities transactions are recorded on a settlement-date basis of the associated transaction in the Statement of Financial Condition. The Company monitors the market value of collateral held and the market value of securities receivable from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations consist primarily of fails to deliver or receive securities, margin balances, deposits at clearing organizations, and amounts related to unsettled securities trading activity. Amounts related to regular-way unsettled trades are presented on a net basis.

Receivables from and Payables to Customers

Receivables from and Payables to customers include amounts due on cash and margin transactions, and amounts related to unsettled securities trading activity. Amounts related to regular-way unsettled trades are presented on a net basis.

Loss Contingencies

In accordance with ASC 450, *Contingencies* the Company establishes an accrual for all litigation and regulatory matters, including matters disclosed herein, when it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be higher or lower than the amounts accrued for those matters.

Share-Based Compensation

The Company applies ASC 718, *Compensation – Stock Compensation* ("ASC 718"), which focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments.

Retirement Benefits

The Company accounts for retirement benefits in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715"). For a defined benefit pension and post-retirement plan, ASC 715 requires an entity to recognize in its Statement of Financial Condition the funded status of its defined benefit pension and post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. The pension plan in which the Company participates was amended in September 2012 and active participants in the plan no longer accrue additional benefits for future service. Upon such amendment, the Company elected to prospectively recognize service costs for the pension plan over the average remaining life expectancy of the participants.

Income Taxes

Tax provisions are computed in accordance with ASC 740, *Income Taxes* ("ASC 740"). Accordingly, deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as

other changes in income tax laws, are recognized in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company assesses its ability to realize deferred tax assets primarily based on the earnings history and projections and other factors of the legal entities through which the deferred tax assets will be realized as discussed in ASC 740. The Company's deferred tax assets and tax liabilities are presented on a net basis, where applicable, as a component of Other assets in the Statement of Financial Condition.

The Company is included in the federal consolidated income tax return of BGUS. The Company files combined and unitary state and local income tax returns with affiliates, as well as certain separate state and local filings. The Company has an intercompany tax sharing agreement with BGUS under which it computes the provision on a modified separate company basis and settles its current and deferred income tax receivable/payable on a periodic basis.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Sustainable income tax positions are measured to determine the amount of benefit to be recognized in the Statement of Financial Condition based on the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Recent Accounting Developments

Recognition and Measurement of Financial Assets and Financial Liabilities
In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*. ASU 2016-01 requires equity securities to be measured at fair value with changes in fair value reflected in earnings (excluding equity method or consolidated investments) except for equity investments where fair value is not readily determinable which will be measured on an adjusted cost basis. Other amendments include improvements in presentation and disclosure of fair value amounts, recognition of instrument-specific credit risk for financial liabilities for which the fair value option has been elected in other comprehensive income, and certain impairment considerations for equity securities. The guidance is effective for the reporting period beginning as of January 1, 2018 applied prospectively with early adoption permitted.

The Company is currently evaluating the potential impact of the ASU.

Simplifying the Presentation of Debt Issuance Costs
In April 2015, the FASB issued ASU No. 2015-03, *Simplifying the Presentation of Debt Issuance Costs*. ASU 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than an asset. This will align the presentation of debt issuance costs with that of debt discounts. The guidance is effective for the reporting period beginning as of January 1, 2016 and applied on a retrospective basis.

The Company does not expect the ASU to have a material effect on the Company's Statement of Financial Condition.

Amendments to the Consolidation Analysis
In February 2015, the FASB issued ASU 2015-02, *Amendments to the Consolidation Analysis*. The ASU amends the consolidation guidance for both variable interest entities and limited partnerships. In particular, the revised consolidation guidance amends whether fees paid to decision makers or service providers are considered variable interests, removes the presumption that a general partner controls a partnership and introduces new criteria for how the variable interest entity consolidation model should be applied when related parties have involvements with an entity. The ASU also includes a scope exception from consolidation of money market mutual funds. The guidance is effective for the reporting period beginning January 1, 2016 with early adoption permitted.

The Company does not expect the ASU to have a material effect on the Company's Statement of Financial Condition.

Going Concern
In August 2014, the FASB issued ASU No. 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 provides a description of the requirements of an entity's management to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the entity's ability to continue as a going concern. The standard indicates that substantial doubt exists when it is probable that an entity will not meet its obligations within one year after the date that the Statement of Financial Condition of the entity is issued. This was issued to reduce diversity in the industry as it relates to the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The guidance will be effective for the reporting period beginning on January 1, 2017 with early adoption permitted.

The Company does not expect the ASU to have a material impact on the Company's Statement of Financial Condition.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the performance obligation is satisfied.

The update also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance will be effective for the reporting period beginning on January 1, 2018. The ASU will be applied either retrospectively to each prior reporting period presented or a modified retrospective approach with a cumulative effect of initially applying this guidance recognized at the date of initial application.

The Company is currently evaluating the potential impact of the ASU.

3. **Assets Segregated or Held in Separate or Sequestered Accounts for Regulatory and Other Purposes**

At December 31, 2015, assets segregated or held in separate accounts under the CEA or other regulations are included in the Statement of Financial Condition as follows (in millions):

Cash segregated for regulatory and other purposes[a]	$	3,842
Cash equivalents segregated for regulatory and other purposes		840
Receivables from brokers, dealers and clearing organizations		7,194
Total assets segregated under the CEA	$	11,876

[a] Includes cash of $2,176 million segregated in a special reserve bank account for the exclusive benefit of customers and PAB under Rule 15c3-3 of the Securities and Exchange Act.

4. **Financial Instruments**

The following table sets forth the Company's Financial instruments owned, at fair value, including those pledged as collateral and Financial instruments sold, but not yet purchased, at fair value, that are measured in accordance with ASC 820 as of December 31, 2015 (in millions):

Fair Value of Financial Instruments:	Financial instruments owned, at fair value		Financial instruments sold, but not yet purchased, at fair value	
Money market instruments	$	1	$	-
Government and agencies:				
Government securities		10,698		9,248
Agency securities		13,085		21
Mortgage-backed securities ("MBS") and other asset-backed securities ("ABS"):				
Commercial MBS		24		1
Residential MBS		6		-
Other ABS		515		-
Corporate debt securities		967		142
Equities and convertibles		4,252		1,858
Derivative contracts, net:				
Equity options		999		-
To-be-announced ("TBA") contracts		134		154
Other derivatives		8		5
	$	30,689	$	11,429

Financial instruments sold, but not yet purchased, at fair value represent obligations of the Company to deliver a specified security or cash at a contracted price. These transactions are subject to market risk if the market price of these financial instruments changes subsequent to the date of the Statement of Financial Condition.

Derivative Contracts

The derivative balances represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on

a specified date. Derivative contracts may be listed and traded on exchanges (referred to as exchange-traded) or privately negotiated directly between two parties (referred to as over-the-counter derivatives). Both exchange-traded and over-the-counter ("OTC") derivatives are presented in the following table.

The Company enters into trading derivative contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities.

Derivative transactions are measured at fair value, with derivative assets reported in the Statement of Financial Condition as Financial instruments owned, at fair value, and derivative liabilities as Financial instruments sold, but not yet purchased, at fair value.

The following table sets forth the fair value and the notional value of the Company's derivative contracts by major product type on a gross basis as of December 31, 2015 prior to the application of the impact of counterparty netting under ASC 210-20. Where the Company has entered into a legally enforceable netting agreement with counterparties, it reports derivative assets and liabilities, and any related cash collateral, on a net-by-counterparty basis in the Statement of Financial Condition. Net presentation of derivative assets and liabilities, and any related cash collateral, does not impact the classification of the derivative instruments within the fair value hierarchy.

Gross fair values in the following table exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the Company's exposure (in millions):

	Derivative Assets	Derivative Liabilities	Contract / Notional
Equity options	$ 3,072	$ 2,073	$ 177,936
TBA contracts	134	154	141,944
Other	8	5	30,667
Gross fair value of derivatives contracts	$ 3,214	$ 2,232	$ 350,547

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreement subject to enforceable netting agreements and amounts not subject to enforceable netting agreements on Derivative Assets and Liabilities as of December 31, 2015 (in millions):

	Amounts Subject to Enforceable Netting Arrangements						
	Effects of Offsetting on Statement of Financial Condition			Related Amounts Not Offset			
(in millions)	Gross Amounts	Amounts Offset	Net Amounts Reported in the Statement of Financial Condition	Financial Collateral (a)	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total
Derivative Assets	$ 3,072	$ (2,073)	$ 999	$ 999	$ -	$ 142	$ 1,141
Derivative Liabilities	2,073	(2,073)	-	-	-	159	159

(a) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

As of December 31, 2015, the Company had no requirements to post additional collateral under derivative contracts in the event of a reduction in the Company's long-term credit rating, and was not subject to termination of these transactions in the event of such a reduction.

5.   **Fair Value Measurements**

ASC 820 establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Quoted Market Prices – Level 1

Financial instruments are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation Technique Using Observable Inputs – Level 2

Financial instruments classified as Level 2 are valued using quoted prices for identical instruments in markets that are not considered to be active, or quoted prices for similar assets or liabilities in active markets, or valuation techniques in which all significant inputs are observable, or can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 valuations include financial instruments, which are valued using market standard pricing techniques, such as options and TBA contracts that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation Technique Using Significant Unobservable Inputs – Level 3

Financial instruments are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Such inputs are generally determined based on observable inputs of a similar nature, historical observations on the level of the inputs, or other analytical techniques.

Credit Risk

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative financial instruments (particularly those with significant future projected cash flows) are traded in the market at levels which reflect credit considerations. Credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements.

Valuation Process

The Company has an established and documented process for determining fair value and has controls in place to ensure that its valuations are appropriate. An independent model review group reviews the Company's valuation models and approves them for use for specific products. All valuation models of the Company are subject to this review process. A price verification group, independent from the risk-taking functions, utilizes independent data sources to validate the ongoing appropriateness and material accuracy of valuations on the Company's Statement of Financial Condition. Where significant variances are noted in the independent price verification process, an adjustment is taken to the fair value position. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more transparent, the Company refines its valuation methodologies.

Fair Value Hierarchy

The following table presents the Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value as of December 31, 2015, by underlying instrument type and by the valuation hierarchy as described earlier in this Note (in millions):

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

Fair Value Measurements on a Recurring Basis as of December 31, 2015

	Level 1	Level 2	Level 3	Netting and Collateral (a)	Total Fair Value
Assets					
Financial instruments owned, at fair value					
Money market instruments	$ -	$ 1	$ -	$ -	$ 1
Government and agencies:					
Government securities	5,949	4,749	-	-	10,698
Agency securities		12,981	104	-	13,085
MBS and other ABS:					
Commercial MBS	-	24	-	-	24
Residential MBS	-	2	4	-	6
Other ABS	-	501	14	-	515
Corporate debt securities	-	966	1	-	967
Equities and convertibles	3,023	1,202	27	-	4,252
Derivative contracts:					
Equity options	2,995	77	-	(2,073)	999
TBA contracts	-	134	-	-	134
Other derivatives	-	8	-	-	8
Total Financial instruments owned, at fair value	$ 11,967	$ 20,645	$ 150	$ (2,073)	$ 30,689
Securities purchased under agreements to resell	$ -	$ 114,732	$ -	$ (81,679)	$ 33,053
Securities borrowed	$ -	$ 12,914	$ -	$ -	$ 12,914
Securities received as collateral, at fair value	$ 27,072	$ 8,028	$ 22	$ -	$ 35,122

	Level 1	Level 2	Level 3	Netting and Collateral (a)	Total Fair Value
Liabilities					
Financial instruments sold, but not yet purchased, at fair value					
Money market instruments	$ -	$ -	$ -	$ -	$ -
Government and agencies:					
Government securities	6,911	2,337	-	-	9,248
Agency securities		21	-	-	21
MBS and other ABS:					
Commercial MBS	-	1	-	-	1
Residential MBS	-	-	-	-	-
Other ABS	-	-	-	-	-
Corporate debt securities	-	142	-	-	142
Equities and convertibles	1,192	666	-	-	1,858
Derivative contracts:					
Equity options	1,992	80	1	(2,073)	-
TBA contracts	-	154	-	-	154
Other derivatives	-	5	-	-	5
Total Financial instruments sold, but not yet purchased, at fair value	$ 10,095	$ 3,406	$ 1	$ (2,073)	$ 11,429
Securities sold under agreements to repurchase	$ -	$ 120,888	$ -	$ (84,121)	$ 36,767
Securities loaned	$ -	$ 3,413	$ -	$ -	$ 3,413
Obligation to return securities received as collateral, at fair value	$ 27,072	$ 8,028	$ 22	$ -	$ 35,122
Other secured financings, at fair value	$ -	$ 55	$ -	$ -	$ 55

(a) Netting is equal and offsetting however Securities purchased under agreements to resell and Securities sold under agreements to repurchase may be valued under two methodologies. For discussion on offsetting of collateralized agreements and financings, see Note 6, “Collateralized Agreements and Financings”.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

Cash Instruments and Derivative Contracts
Financial instruments are separated into two categories: cash instruments and derivative contracts, described below.

Cash Instruments
The Company's cash instruments are predominantly classified within Level 1 or Level 2 of the fair value hierarchy.

Level 1 Cash Instruments
Level 1 cash instruments, valued based on unadjusted, quoted market prices for identical unrestricted instruments in active markets, include certain US government obligations and actively traded listed equities.

The Company defines active markets for equity instruments based on the average daily volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on the average daily volume and the number of days with trading activity.

The Company does not apply liquidity or concentration reserves for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 Cash Instruments
Level 2 cash instruments include money market instruments, less liquid government bonds, most government agency obligations, MBS, and other ABS, corporate bonds, certain mortgage products, less liquid listed equities, state, municipal and provincial obligations, Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, and Securities loaned. Valuations for these types of instruments can be verified to observable inputs such as quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Level 3 Cash Instruments
Certain cash instruments are classified within Level 3 of the fair value hierarchy if they trade infrequently and have little or no price transparency. Such instruments include less liquid MBS and ABS, less liquid corporate debt securities (including distressed debt instruments), and certain types of equity instruments, primarily private equity.

Absent evidence to the contrary, instruments classified within Level 3 of the fair value hierarchy are initially valued at the transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, which vary based on the type of instrument, as described below.

Valuation is adjusted generally only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or expected cash flows. The valuation techniques and significant inputs used in determining the fair value of each class of cash instrument classified within Level 3 of the fair value hierarchy are as follows:

- **Mortgage-Backed and Other ABS.** Debt securities that are linked to the cash flows of a pool of referenced assets via securitization. This category includes residential MBS and other ABS.

Valuations are predominantly determined by discounted cash flow analysis using industry standard cash flow engines. The key inputs for residential MBS are credit spread or yield, conditional prepayment rate ("CPR"), and constant default rate ("CDR"). The key input for commercial MBS is credit spread. The key inputs for other ABS are credit spread or yield, CPR, CDR, and loss given default. The aforementioned inputs are all determined by proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance and composition.

Identification of comparable observed transactions, indices, or research that requires an assessment and comparison of the relevant securities' underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics, and loan attributes such as loan-to-value ratio and geographic concentration), and credit ratings (original and current).

- **Equities and Convertibles.** For equities and convertibles, the Level 3 population is comprised of non-actively traded equities, convertible bonds, and private equity securities. Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

- **Corporate Debt Securities.** Valuations are generally based on relative value analyses. The significant inputs for these valuations include prices for similar instruments for which observable prices are available, and prices from broker quotes that are indicative or not corroborated by observable market data.

Derivative Contracts

Exchange-traded derivatives, including equity options, typically fall within Level 1 or Level 2 of the fair value hierarchy, depending on whether they are deemed to be actively traded or not. OTC derivatives typically fall within Level 2 of the fair value hierarchy.

Level 1 Derivatives

Exchange-traded derivatives fall within Level 1 of the hierarchy if they are actively traded, and are valued at the exchange or quoted market prices. Currently, the Company's Level 1 derivatives primarily include exchange-traded options and futures, which exhibit the highest level of price transparency. Examples include US Treasury futures as well as options on indices and common corporate stock.

Level 2 Derivatives

Level 2 exchange-traded derivatives are not actively traded and are valued using models that are calibrated to observable market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying financial instruments.

Level 2 OTC derivatives, including TBA contracts, are valued using market transactions and other market evidence whenever possible, such as market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. OTC derivatives are classified within Level 2 when all of the significant inputs can be corroborated to market evidence. When appropriate, valuations are adjusted for various factors such as bid/offer spreads and credit considerations. Valuation adjustments are generally based on available market evidence, but can also be based on management's best estimate in the absence of such evidence.

Where models are used, the selection of a particular model to value an OTC derivative depends upon the contract terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. The pricing models take into account the contract terms (including maturity), as well as key inputs, depending upon the type of derivative and the nature of the underlying instrument, including market prices, yield curves, and correlations of such inputs. Valuations of these instruments are corroborated by market prices.

For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Transfers Between Levels of the Fair Value Hierarchy
During the year ended December 31, 2015, the Company had the following transfers between levels of the fair value hierarchy:

- Mortgage and other ABS assets of $22 million from level 3 to level 2 driven by a review of the credit sensitivity on senior/sub bonds which indicated a reduction in price variability.

- Equities and convertibles assets of $13 million from level 2 to level 3 driven by lack of availability of observable external market data associated with these positions.

- Equities and convertibles assets of $2 million from level 3 to level 2 driven by availability of observable external market data associated with these positions.

- Derivative contracts assets of $1 million from level 1 to level 2 driven by positions being close to maturity which reduced the liquidity around the bid price.

- Derivative contracts liabilities of $1 million from level 1 to level 2 driven by positions being close to maturity which reduced the liquidity around the bid price.

There were also insignificant reclassifications among the levels for Money market instruments, Corporate debt and Equities and convertibles.

Significant Unobservable Inputs Used in Level 3 Measurements
The table below provides information on the valuation methodologies, significant unobservable inputs, as well as the range of those input values for financial instruments that are classified as Level 3 under the fair value hierarchy. The listed ranges represent the highest and lowest value of each respective input across all investments included within the Financial Instrument classifications listed below as of December 31, 2015. The disclosures below also include a description of the impact on the sensitivity of the fair value measurements of such instruments due to changes in significant unobservable inputs.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

	Fair Value (in millions)	Valuation Methodology	Significant Unobservable Inputs	Range of Input Values	
				Low	High
Agency securities [a]	$ 99	Cash flow	Conditional Prepayment Rate	5%	5%
			Credit Spread	3%	14%
	5	Price-based	Price*	0%	12%
Residential MBS	4	Cash flow	Conditional Prepayment Rate	20%	20%
			Constant Default Rate	0%	0%
			Yield	6%	6%
Other ABS	14	Cash flow	Conditional Prepayment Rate	25%	25%
			Constant Default Rate	2%	2%
			Loss Given Default	30%	30%
			Credit Spread	7%	13%
			Yield	10%	58%
Corporate debt securities	1	Price-based	Price*	0%	15%
Equities and convertibles	27	Price-based	Price**	$ 0	$ 75,500
Equity options	(1)	Price-based	Price**	$ 0	$ 41

[a] Comprised of Agency CMBS and Agency RMBS.
* Pricing information is presented as a percentage of par.
** Pricing information is presented on a dollar per unit basis.

In general, an increase in the yield, credit spreads, constant default rates and loss given default, in isolation, would result in a decrease in the fair value measurement. In addition, an increase in constant default rates would generally be accompanied by an increase in loss given default, slower conditional prepayment rates and an increase in yields.

CPR represents the voluntary, unscheduled repayment of loan principal by the borrower, also commonly referred to as "prepayment speed".

CDR represents an annualized rate of default of the collateral pool underlying a securitized product.

Yield is the rate used to discount projected cash flows in a discounted future cash flow analysis.

Loss given default is the percentage of the defaulted balance which is not covered by liquidation proceeds (recoveries) and therefore passes through as a loss to the securitization trust.

Fair Value of Financial Instruments Not Carried at Fair Value
The following table presents the carrying value, fair value, and related fair value hierarchy level for those financial instruments which are not carried at fair value in the Statement of Financial Condition as of December 31, 2015.

The carrying value of Cash and cash equivalents, Cash and cash equivalents segregated for regulatory and other purposes, Securities loaned, as well as receivables and payables arising in the ordinary course of business approximate fair value due to the relatively short period of time between their origination and expected maturity, contractual interest rates being set at current market rates or subject to repricing, and collectability.

For those financial instruments not carried at fair value with characteristics that do not meet the description in the prior paragraph, fair value is based on observable market prices. These financial instruments include a component of both Resale Agreements and Repurchase Agreements and certain Securities borrowed transactions.

Fair value of Long-term borrowings and Subordinated debt agreements is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturities.

(in millions)

Assets	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 158	$ 158	$ 158	$ -	$ -
Cash and cash equivalents segregated for regulatory and other purposes	4,682	4,682	3,842	840	-
Securities purchased under agreements to resell	13,827	13,871	-	13,871	-
Securities borrowed	22,904	22,904	-	22,904	-
Receivables from brokers, dealers and clearing organizations	11,795	11,795	-	11,795	-
Receivables from customers and other financial assets not measured at fair value *	6,856	6,856	8	6,848	-

Liabilities	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Securities sold under agreements to repurchase	$ 20,412	$ 20,465	$ -	$ 20,465	$ -
Securities loaned	17,086	17,086	-	17,086	-
Payables to brokers, dealers and clearing organizations	1,273	1,273	-	1,273	-
Payables to customers and other financial liabilities not measured at fair value **	30,863	30,863	-	30,863	-
Long-term borrowings and Subordinated debt	7,400	7,457	-	7,457	-

* Includes Receivables from customers, Accrued interest and dividend receivables and other financial assets not measured at fair value. Does not include nonfinancial assets such as intangible assets, deferred tax assets and prepaid assets.

** Includes Payables to customers, Short-term borrowings, Accrued interest and dividend payables and other financial liabilities not measured at fair value. Does not include nonfinancial liabilities such as compensation and benefit arrangements, pension and current tax obligations.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

6. **Collateralized Agreements and Financings**

The Company enters into collateralized agreements and financing transactions in order to, among other things, facilitate client activities, acquire securities to cover short positions and finance certain of the Company's assets.

Securities financing transactions are exposed to credit and liquidity risk. To manage these risks, the Company monitors the fair value of the underlying securities on a daily basis, with additional securities obtained or posted as collateral as necessary. Margin levels are initially established based upon the counterparty, the type of permissible collateral, and are monitored on an ongoing basis. Collateral typically consists of US Treasury and Agency securities and Equity securities.

Additionally, the Company, where appropriate, enters into master netting agreements and collateral agreement with counterparties that provides the Company, in the event of a counterparty default, with the right to net the counterparty's rights and obligations under such agreements and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

Offsetting of Collateralized Agreements and Financings

In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities in the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents the gross amounts, amounts offset, underlying collateral value of those agreements subject to enforceable netting agreements and amounts not subject to enforceable netting agreements on Resale and Repurchase Agreements, and Securities borrowed and loaned as of December 31, 2015.

The 'Net Amount' presented below is not intended to represent the Company's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

	Amounts Subject to Enforceable Netting Arrangements						
	Effects of Offsetting on Statement of Financial Condition			Related Amounts Not Offset			
(in millions)	Gross Amounts	Amounts Offset	Net Amounts Reported in the Statement of Financial Condition	Financial Collateral (a)	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total (b)
Resale Agreements	$ 138,983	$ (93,177)	$ 45,806	$ 45,806	$ -	$ 1,074	$ 46,880
Securities borrowed	29,187	-	29,187	27,596	1,591	6,631	35,818
Total Assets	$ 168,170	$ (93,177)	$ 74,993	$ 73,402	$ 1,591	$ 7,705	$ 82,698
Repurchase Agreements	$ 147,697	$ (93,177)	$ 54,520	$ 54,366	$ 154	$ 2,659	$ 57,179
Securities loaned	20,319	-	20,319	19,253	1,066	180	20,499
Total Liabilities	$ 168,016	$ (93,177)	$ 74,839	$ 73,619	$ 1,220	$ 2,839	$ 77,678

(a) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes cash and financial instrument collateral related to arrangements subject to an enforceable master netting agreement; these amounts are not presented net in the Statement of Financial Condition because other US GAAP netting criteria are not met. Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

(b) The Statement of Financial Condition total is the sum of 'Net amounts reported in the Statement of Financial Condition' that are subject to enforceable netting arrangements and 'Amounts not subject to enforceable netting arrangements'.

Repurchase Agreements and Securities Loaned by Collateral Type

	As of December 2015	
(in millions)	Repurchase agreements	Securities loaned
U.S. Treasury and agency securities	$ 32,214	$ 134
State and municipal securities	905	3
Asset-backed securities	5,750	-
Corporate securities	3,548	7,584
Equity securities	10,406	11,960
Non- U.S. sovereign debt	1,142	818
Other	3,214	-
Total	$ 57,179	$ 20,499

Repurchase Agreements and Securities Loaned by Maturity

	As of December 2015	
(in millions)	Repurchase agreements	Securities loaned
No stated maturity and overnight*	$ 15,190	$ 20,006
2 - 30 days*	30,795	53
31 - 90 days*	5,988	106
91 days - 1 year*	4,676	100
Greater than 1 year*	530	234
Total	$ 57,179	$ 20,499

* Remaining contractual maturity

7.   **Securitization Activities and Variable Interest Entities**

Re-securitizations of Non-agency Mortgage-backed Securities
The Company repackages non-agency MBS by selling them into re-securitization vehicles that issue beneficial interests to investors and acts as underwriter of the beneficial interests that are sold to investors. The re-securitization vehicles are VIEs under ASC 810. While the Company may retain interests in the securitized financial assets through holding tranches of the re-securitizations, the Company is generally not required to consolidate these VIEs as it does not have control over the re-securitization entities. The Company de-recognizes the transferred securities when it relinquishes control over the transferred assets. The transferred assets are recorded at fair value prior to the re-securitization.

For the year ended December 31, 2015, the Company sold non-investment grade securities with a fair value of $1,509 million (par value of $1,772 million) into residential re-securitization vehicles.

Retained interests represent the Company's continuing involvement in the re-securitization vehicle in the form of bonds issued by the re-securitization vehicle. These interests are recorded at fair value in Financial instruments owned, at fair value in the Statement of Financial Condition. As of December 31, 2015, the Company did not hold retained interests in non-investment grade residential MBS. The maximum amount of loss that the Company is exposed to is the carrying amount of these positions in the Statement of Financial Condition as the Company has no other requirements to support these vehicles.

The Company's positions in and associated maximum exposure to loss in all non-agency securitization vehicles, including those established by third parties, as of December 31, 2015, was $30 million. Of this, $6 million represents residential mortgage securitization vehicles, and $24 million represents commercial mortgage securitization vehicles, of which there were no retained interests in re-securitization vehicles to which the Company sold securities.

Agency Securitizations
As part of the ordinary course of business, the Company owns interests in agency securitizations established by third parties that it does not consolidate as it does not have control of those entities under ASC 810. During the year ended December 31, 2015, the Company sold $16,702 million of US government agency-issued securities to the agencies which were placed into their securitization vehicles.

The Company generally de-recognizes those securities from its Statement of Financial Condition as it has relinquished control over those securities. However, in certain situations, the Company sells government agency-issued securities to be included in agency securitizations and retains a callable class security that allows the Company to reacquire the transferred assets at some point post-securitization at a fixed price. As long as the Company retains that callable security, it does not relinquish control over the transferred securities. As a result, the Company continues to de-recognize these transferred assets in its Statement of Financial Condition. As of December 31, 2015, the Company continues to recognize $51 million of transferred US government agency-issued securities and associated liabilities of $46 million due to the retention of the callable class securities. For the year ended December 31, 2015, the Company did not exercise any of these callable class securities.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

The Company's positions in and associated maximum exposure to loss in all agency securitization vehicles, including those established by third parties, as of December 31, 2015 was $842 million (exclusive of amounts recoverable from US agency guarantees), and was recorded as Financial instruments owned, at fair value in the Statement of Financial Condition.

Municipal Securities Tender Option Bond ("TOB") Trusts
The Company forms TOB trusts through which investments in municipal fixed income instruments are financed. TOB trusts hold tax-exempt fixed income instruments issued by state or local municipalities. The trusts are typically single-issuer trusts whose assets are purchased from an affiliate via the primary and secondary market. To fund the purchase of their assets, the trusts issue long-term senior floating rate notes ("Floaters") and junior residual securities ("Residuals"). The holder of the Residuals generally has the ability to direct decisions that significantly impact the economic performance of the TOB trusts through its ability to liquidate the TOB trust and ultimately direct the sale of the municipal fixed income instruments owned by that trust. Liquidity agreements are provided to the trust by BBPLC and the Company serves as remarketing agent for the Floaters. Floater holders have an option to tender the Floaters they hold back to the trust periodically. The Company, in its capacity as a remarketing agent, facilitates the sale of the Floaters to third parties at inception of the trust, facilitates the reset of the Floater coupon, and remarkets any tendered Floaters. If Floaters are tendered and the Company (in its role as remarketing agent) is unable to find a new investor within a specified period of time, it can declare a failed remarketing (in which case the trust is unwound) or may choose to buy the Floaters into its own inventory and may continue to try to sell them to a third-party investor. No failed remarketings on trusts formed by the Company were declared during the year ended December 31, 2015.

The Company considers the TOB trusts to be VIEs. The trusts are not consolidated by the Company where third-party investors or an affiliate hold the residual interests in the trusts, as the Company's involvement with the trusts is limited to its role as remarketing agent and the Company does not control the trust. If the Company were to hold the residual interests, the Company would consolidate the trusts.

As of December 31, 2015, the Company holds no residual interests and therefore does not consolidate any TOB trusts. During the year ended December 31, 2015, the Company sold $1,358 million of municipal securities into TOB trusts. The Company de-recognized those securities from its Statement of Financial Condition as it has relinquished control over those securities. As of December 31, 2015, the Company held $3 million of the Floater inventory related to the TOB programs.

Other Asset-Backed Securitizations
As of December 31, 2015, the Company holds positions in other asset-backed securitization vehicles, which are classified as Financial instruments owned, at fair value. These positions were acquired through market-making activities and resulted in a maximum exposure to loss of $515 million, which is the carrying value, of other ABS. During the year, the Company held no retained interests in other asset-backed securitization vehicles to which the Company sold securities and transferred no assets to such vehicles during the year then ended.

8. **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables from and Payables to brokers, dealers and clearing organizations, as reported in the Statement of Financial Condition at December 31, 2015, consist of the following (in millions):

	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Margin receivable/payable	$ 9,067	$ 121
Securities failed to deliver/receive	2,640	748
Fees and commissions receivable/payable	35	201
Other	53	203
	$ 11,795	$ 1,273

9. **Other Assets and Other Liabilities**

At December 31, 2015, Other assets primarily consist of net deferred tax assets of $37 million, accounts receivable fees of $26 million, exchange seats of $26 million, intercompany tax settlement receivable of $23 million, identifiable intangible assets of $15 million and prepaid expenses of $14 million. Other liabilities primarily consist of accrued compensation of $870 million, and current tax liabilities of $167 million.

10. **Income Taxes**

The Company is included in the federal consolidated income tax return of BGUS. At December 31, 2015, the Company had $1,101 million of net deferred tax assets, included in the Statement of Financial Condition. This balance is comprised of deferred tax assets of $1,110 million resulting from temporary differences primarily related to fixed assets, deferred compensation, stock-based compensation, and intangible assets acquired as part of the Lehman Brothers acquisition. These deferred tax assets were offset by deferred tax liabilities of $9 million resulting from temporary differences primarily related to transfer pricing reduced by an intercompany settlement of $1,064 million. The Company's tax-sharing agreement requires periodic settlement with BGUS resulting from changes to the net federal and state deferred tax balances. Until settlement, net balances are recorded as a component of Other assets in the Statement of Financial Condition. As of December 31, 2015, the Company had $37 million of unsettled net deferred tax asset balance.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. A valuation allowance of $8 million is recorded at December 31, 2015 related to certain state net operating losses that the Company believes do not meet the more-likely-than-not criteria.

The Company has state net operating losses of $190 million expiring in the years beginning after 2030.

The Company's policy is to record interest and penalties in the tax provision. The Company's unrecognized tax benefits, including interest of $2 million, are recorded in the Statement of Financial Condition as current income taxes payable, included in Other liabilities. The Company has not recorded any amounts for penalties related to its unrecognized tax benefits. The Company does not anticipate any events that will significantly impact the balances during the next 12 months.

BGUS has largely agreed the 2007 through 2009 Internal Revenue Services ("IRS") audit with the exception of one issue, which relates to the Company. The Company intends to go through the IRS administrative process to dispute this issue. The Company has not changed its position on the expected outcome of this issue. BGUS's federal corporate income tax returns for the years 2010 and after remain subject to full examination. The Company files combined and unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for the years 2010 and after.

When the tax return examinations by federal, state, or local tax authorities are concluded, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time.

11.   Short-Term Borrowings

At December 31, 2015, Short-term borrowings consist of uncollateralized loans payable to affiliates of $428 million, and bank overdrafts payable primarily to third parties of $38 million. The uncollateralized loans from affiliates represent a $256 million loan with BBPLC and the amount utilized on an uncommitted and unsecured money market line of credit of $10,000 million with BBPLC, of which $172 million was utilized primarily to support the short-term funding requirements of the Company. These loans bear interest at rates based on the Group's external funding curve. In addition, the Company has an uncommitted short-term money market line of $3,500 million in place for evergreen borrowing up to 90 days, the Company had not drawn upon this facility at December 31, 2015. For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

12.   Long-Term Borrowings

At December 31, 2015, the Company has Long-term borrowings with BGUS in the form of a five-year unsecured fixed term financing arrangement totaling $4,900 million, with an option to prepay all or part of this loan on 30 days' notice without penalty. This arrangement bears interest at a rate of 4.03% and will mature on February 23, 2017. For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

13.   Subordinated Debt

At December 31, 2015, the Company has Subordinated debt with BGUS for $2,500 million, which matures on July 16, 2017. Under the provisions of this loan, provided that the Company has not given written notification to the Financial Industry Regulatory Authority to cancel the rollover, an automatic one-year rollover of the maturity date occurs within seven months of maturity. The loan bears interest at rates based on 3-month USD London Interbank Offered Rate ("LIBOR"), plus 4.3%. For discussion on the fair value of the borrowings, see Note 5, "Fair Value Measurements".

14.   Transactions with Affiliated Companies

The Company enters into securities transactions and other transactions with affiliates. At December 31, 2015, balances with such affiliates were included in the Statement of Financial Condition line items as follows (in millions):

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	4
Securities purchased under agreements to resell		17,485
Securities borrowed		12,936
Securities received as collateral, at fair value		30,202
Financial instruments owned, at fair value		6
Receivables from brokers, dealers and clearing organizations		74
Receivables from customers		3,059
Other assets		23

Liabilities

Securities sold under agreements to repurchase	12,895
Securities loaned	17,242
Obligation to return securities received as collateral, at fair value	30,202
Financial instruments sold, but not yet purchased, at fair value	11
Payables to brokers, dealers and clearing organizations	222
Payables to customers	4,624
Short-term borrowings	444
Accrued interest and dividend payables	5
Other liabilities	14
Long-term borrowings	4,900
Subordinated debt	2,500

At December 31, 2015, the Company had Short-term borrowings of $444 million primarily related to the utilized portion of the uncommitted short-term money market line as described in Note 11, "Short-Term Borrowings". In addition, the Company had a loan with BGUS totaling $4,900 million as described in Note 12, "Long-Term Borrowings" and Subordinated debt with BGUS of $2,500 million as described in Note 13, "Subordinated Debt".

During the year ended December 31, 2015, under its intercompany tax sharing agreement with BGUS, the Company transferred $254 million relating to current and deferred federal and state income taxes, the settlement of which is settled periodically.

The Company sells certain receivables from investment banking clients to an affiliate. For the year ended December 31, 2015, these receivables were sold for a fair value of approximately $112 million.

As of December 31, 2015, the Company held $134,551 million of affiliates' financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed and customer margin loans.

At December 31, 2015, the Company had placed $519 million of its affiliates' securities and $974 million of its affiliates' cash and cash equivalents on deposit with clearing organizations for trade facilitation purposes.

On January 29, 2015, the Company remitted $500 million of its excess distributable retained earnings to BGUS as a cash dividend.

BBPLC has provided guarantees to certain third parties over their exposure to the Company in relation to futures trading or prime services financing activities.

15. Benefit Plans

Pension Plan
The Company provides pension benefits for eligible employees through participation in a defined benefit pension plan of BBPLC. All eligible employees participate in the pension plan on a non-contributory basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code. Employees hired on or after September 22, 2008 are not eligible to participate in the plan. During the third quarter of 2012, the plan was frozen such that existing participants would not accrue any additional benefits. The Company recognizes the funded status of its defined benefit pension plan measured as the difference between the fair value of the plan assets and the benefit obligation, in the Statement of Financial Condition. As of December 31, 2015, Other liabilities included $13 million, related to the plan.

401(k) Plan
The Company has adopted the Barclays 401(k) Plan (referred to as the "401(k) Plan") effective January 1, 1980. Eligible employees may elect to participate in the plan at any time during the year. Employees who formally elect to participate may contribute any amount from 1% to 50% of their eligible compensation each pay period as pre-tax contributions, Roth 401(k) after-tax contributions, or a combination. The combined pre-tax and Roth 401(k) after-tax contributions are subject to the IRS limit of $18,000 in 2015. Additionally, employees who formally elect to participate may contribute 1% to 6% of their eligible compensation as traditional after-tax contributions to the 401(k) plan each pay period. The combined pre-tax, Roth 401(k) after-tax and traditional after-tax contributions may not exceed 56% of eligible compensation. Employees age 50 or over who have reached the 401(k) Plan or IRS maximum allowable pre-tax and/or Roth 401(k) after-tax contribution limit in a plan year may contribute catch-up contributions up to $6,000 for 2015 on a pre-tax or Roth 401(k) after-tax basis up to the IRS catch-up limit for the year.

The Company matches all or a portion of employee pre-tax and/or Roth 401(k) after-tax contributions through employer matching contributions. For every $1.00 an employee contributes on a pre-tax basis (up to 6% of eligible compensation each pay period), the Company contributes $1.00 ($1.50 for employees whose annualized eligible compensation is $60,000 or less). The maximum annual match available under the 401(k) Plan is $15,900 (6% of the $265,000 IRS annual compensation limit). The matching contributions vest on a graduated scale based on completed years of service. Catch-up contributions and traditional after-tax contributions are not eligible for employer matching contributions. The Company made matching contributions under the Plan of $24 million for the year ended December 31, 2015.

Post-Retirement
The Company follows ASC 715, which requires the recognition of post-retirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of March 31, 1997 are eligible for post-retirement benefits.

Post-Employment
The Company recognizes post-employment benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis.

16. Share-Based Compensation

BPLC operates certain share plans for its employees, including the employees of the Company. Shares for distribution under these plans are sourced from newly issued shares and market purchases. Market purchased shares are held by a trust and will be vested for individual employees when they satisfy specific vesting conditions. The costs of these compensation plans

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

are funded in cash paid to BPLC. The liabilities related to these share payments are recorded by the trust.

The Company makes recommendations on the compensation awards for its employees which are approved annually by the Remuneration Committee of BPLC. Depending upon the threshold limit, a portion of such compensation award for the employees will be awarded in BPLC stock. The main current share-related plans from which the Company's employees benefit are as follows:

Share Value Plan ("SVP")
The SVP was introduced in March 2010 and approved by shareholders (for Executive Director participation and use of new issue shares) at the BPLC Annual General Meeting in April 2011. SVP awards are granted to participants in the form of a conditional right to receive BPLC shares or provisional allocations of BPLC shares which vest over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on vesting of an SVP award. SVP awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeiture in certain leaver scenarios.

Other Share-Based Compensation
In addition to the above plan, the Group operates a number of other plans, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other plans are Sharesave (both UK and overseas), Sharepurchase (both UK and overseas), the Executive Share Award Scheme ("ESAS"), Role Based Pay ("RBP") and the Share Incentive Award. RBP was introduced in March 2014 and is an element of fixed pay which is reviewed annually and is for the most senior employees. For some individuals RBP is either wholly or partly paid in the form of BPLC shares delivered quarterly and subject to a three or five year holding period.

Options and Restricted Stock Shares Outstanding
The number of options and restricted stock shares outstanding at December 31, 2015 is set forth below (in millions) where the options or shares granted relate to BPLC shares:

	SVP [a]	Other [a]
Outstanding at beginning of year	**198.0**	**1.2**
Granted in the year	86.9	5.0
Less: Released in the year	(106.4)	(5.8)
Less: Lapsed in the year	(18.4)	(0.3)
Transferred in the year	6.4	-
Outstanding at end of year	**166.5**	**0.1**
Of which are exercisable	-	-

Notes:
[a] Options / shares granted relate to BPLC shares.

Barclays Capital Inc.
Notes to Statement of Financial Condition
December 31, 2015

17.   Financial Instruments with Off-Balance Sheet Risk
In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk in order to meet financing and hedging needs of customers (including brokers and dealers) and to reduce the Company's own exposure to market and interest rate risk in connection with trading activities. These financial instruments include forward and futures contracts, options contracts, and options on futures contracts. Each of these financial instruments contains varying degrees of off-balance sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2015 may, in certain circumstances, be in excess of the amounts recognized in the Statement of Financial Condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

The Company also bears market risk for unfavorable changes in the price of financial instruments sold but not yet purchased. In the normal course of business, the Company enters into securities sales transactions. For these transactions, the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures) and OTC cleared swaps, all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance sheet risk in the event margin deposits are insufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, Securities loaned and Repurchase Agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

18.   Collateral, Commitments and Contingencies

Collateral
The Company receives financial instruments as collateral, primarily in connection with Resale Agreements, Securities borrowed, derivatives transactions, and customer margin loans. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments in connection with entering into Repurchase Agreements, securities lending agreements, other secured financings, collateralizing derivative transactions, and meeting the Company or customer settlement requirements. At December 31, 2015, the approximate fair value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with Resale Agreements, Securities borrowed and customer margin loans, that the Company was permitted to sell or repledge was $276,917 million, of which $262,628 million was sold or repledged.

The amount of collateral that was sold or repledged by the Company included the following:

- $53,060 million of securities collateral that was pledged under Repurchase Agreements which cannot be resold or repledged by the counterparty.

- $178,014 million of securities collateral that was pledged under Repurchase Agreements and securities lending agreements which can be resold or repledged by the counterparty.

- $31,554 million of securities collateral that was received in connection with certain securities-for-securities transactions in which the Company is a lender.

$25,693 million of securities collateral pledged to counterparties can be resold or repledged by the counterparty and is included in Financial instruments owned, at fair value in the Statement of Financial Condition.

At December 31, 2015, the Company had $3,273 million of securities on deposit with clearing organizations for trade facilitation purposes. These securities cannot be resold or repledged by the clearing organizations. In addition, the Company had $8,598 million of Cash and cash equivalents, and $144 million of issued letters of credit on deposit with clearing organizations.

Commitments
At December 31, 2015, the Company had committed $1,984 million in forward starting collateralized agreements, primarily resale transactions. Additionally, the Company had $5,381 million in forward starting collateralized financings, primarily repurchase transactions, and $750 million in a committed Repurchase Agreement facility. Certain forward starting agreements are carried at their fair value if managed on a fair value basis.

Contingencies

Alternative Trading Systems and High-Frequency Trading
The SEC, the New York State Attorney General ("NYAG"), the Financial Conduct Authority ("FCA") and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems ("ATSs"), including dark pools, and the activities of high-frequency traders. Various parties, including the NYAG, have filed complaints against BPLC and the Company and certain of the Group's current and former officers in connection with ATS related activities. BPLC and the Company have settled with the NYAG and the SEC, and the Company continues to provide information to other relevant regulatory authorities in response to their enquiries. BPLC and the Company continue to defend against the class actions described below.

Background Information
Civil complaints have been filed in the New York Federal Court on behalf of a putative class of plaintiffs against BPLC and the Company and others generally alleging that the defendants violated the federal securities laws by participating in a scheme in which high-frequency trading firms were given informational and other advantages so that they could manipulate the US securities market to the plaintiffs' detriment. These complaints were consolidated ("Trader Class Action") and Barclays filed a motion to dismiss this action.

In June 2014, the NYAG filed a complaint ("NYAG Complaint") against BPLC and the Company in the Supreme Court of the State of New York ("NY Supreme Court") alleging, among other things, that BPLC and the Company engaged in fraud and deceptive practices in connection with LX, the Group's SEC-registered ATS.

BPLC and the Company have also been named in a class action by an institutional investor client under California law based on allegations similar to those in the NYAG Complaint. This California class action has been consolidated with the Trader Class Action.

Also, following the filing of the NYAG Complaint, BPLC and the Company were named in a shareholder securities class action along with certain of its former CEOs, its current and a former

CFO, and an employee in Equities Electronic Trading on the basis that investors suffered damages when their investments in Barclays American Depository Receipts declined in value as a result of the allegations in the NYAG Complaint. BPLC and the Company filed a motion to dismiss the complaint, which the court granted in part and denied in part. In February 2016, the court granted plaintiffs' motion to conduct the litigation as a class action.

Recent Developments
In August 2015, the Court granted Barclays' motion to dismiss the Trader Class Action, and the plaintiffs have chosen not to appeal. Also in August 2015, the Court granted Barclays' motion to dismiss the California class action, and later transferred that action to the Central District of California. The California class action plaintiffs have filed an amended complaint, which Barclays has filed a motion to dismiss.

On February 1, 2016, Barclays reached agreements to settle claims by the SEC and NYAG against BPLC and the Company relating to the operation of LX. The Company was a party to the SEC settlement and both BPLC and the Company were parties to the NYAG settlement. The SEC and NYAG each received $35 million.

Claimed Amounts/Financial Impact
The remaining complaints seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect that these matters might have upon operating results, cash flows or the Company's financial position in any particular period.

Investigations into LIBOR and other Benchmarks
Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to BBPLC's involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR. BBPLC, BPLC and the Company have reached settlements with the relevant law enforcement agency or regulator in certain of the investigations, but others, including the investigations by the US State Attorneys General, the UK Serious Fraud Office ("SFO") and the prosecutors' office in Trani, Italy remain pending.

Background Information
In June 2012, BBPLC announced that it had reached settlements with the Financial Services Authority ("FSA") (as predecessor to the FCA), the CFTC and the US Department of Justice ("DOJ") Fraud Section ("DOJ-FS") in relation to their investigations concerning certain benchmark interest rate submissions, and BBPLC agreed to pay total penalties of USD equivalent $451 million. The settlement with the DOJ-FS was made by entry into a Non-Prosecution Agreement ("LIBOR NPA") which has now expired. In addition, BBPLC was granted conditional leniency from the DOJ Antitrust Division ("DOJ-AD") in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

Investigations by the US State Attorneys General
Following the settlements announced in June 2012, a group of 31 US State Attorneys General ("SAGs") commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank

Offered Rate. The Group has cooperated with the investigation throughout and is in advanced discussions with the SAGs about a potential resolution.

Investigation by the SFO
In July 2012, the SFO announced that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information.

For a discussion of civil litigation arising in connection with these investigations see 'LIBOR and other Benchmarks Civil Actions'.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's operating results, cash flows or financial position in any particular period.

LIBOR and other Benchmark Civil Actions
Following the settlements of the investigations referred to above in 'Investigations into LIBOR and other Benchmarks', a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Group in relation to LIBOR and/or other benchmarks. While several of such cases have been dismissed and certain have settled subject to approval from the court, other actions remain pending and their ultimate impact is unclear.

Background Information
A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to manipulation of LIBOR and/or other benchmark rates.

USD LIBOR Cases in MDL Court
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the Southern District of New York ("SDNY") ("MDL Court").

The complaints are substantially similar and allege, among other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act, the CEA, the US Racketeer Influenced and Corrupt Organizations Act ("RICO") and various state laws by manipulating USD LIBOR rates.

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1,250 million in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the US Sherman Antitrust Act and RICO.

The proposed class actions purport to be brought on behalf of (among others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions ("OTC Class"); (ii) purchased USD LIBOR-linked financial instruments on an exchange ("Exchange-Based Class"); (iii) purchased USD LIBOR-linked debt securities ("Debt Securities Class"); (iv) purchased adjustable-rate mortgages linked to USD LIBOR ("Homeowner Class"); or (v) issued loans linked to USD LIBOR ("Lender Class").

In August 2012 the MDL Court stayed all newly filed proposed class actions and individual actions ("Stayed Actions"), so that the MDL Court could address the motions pending in three lead proposed class actions ("Lead Class Actions") and three lead individual actions ("Lead Individual Actions").

In March 2013, August 2013 and June 2014, the MDL Court issued a series of decisions effectively dismissing the majority of claims against BBPLC and other panel bank defendants in the Lead Class Actions and Lead Individual Actions.

As a result, the:
- Debt Securities Class was dismissed entirely;
- The claims of the Exchange-Based Class were limited to claims under the CEA; and
- The claims of the OTC Class were limited to claims for unjust enrichment and breach of the implied covenant of good faith and fair dealing.

The Debt Securities Class has appealed the dismissal of their action to the US Court of Appeals for the Second Circuit ("Second Circuit"). Multiple other plaintiffs in the litigation before the MDL Court also joined the appeal, which has been briefed and argued. A decision is pending.

Additionally, the MDL Court has begun to address the claims in the Stayed Actions, many of which, including state law fraud and tortious interference claims, were not asserted in the Lead Class Actions. As a result, in October 2014, the direct action plaintiffs (those who have brought suit individually rather than as part of a class action) filed their amended complaints and in November 2014, the defendants filed their motions to dismiss. In August 2015, the MDL Court granted in part and denied in part the motion to dismiss the direct action plaintiffs' claims. Although the MDL Court dismissed a number of claims on various grounds, a number of state law claims will proceed to discovery.

In November 2014, the plaintiffs in the Lender Class and Homeowner Class actions filed their amended complaints. In January 2015, the defendants filed their motions to dismiss. In November 2015, the MDL Court granted in part and denied in part the motions to dismiss these actions, dismissing all claims against BBPLC brought by the Homeowner Class and reserving judgment with respect to the claims asserted by the Lender Class. In December 2015, the MDL Court approved a schedule for litigation of class certification issues, with the associated discovery beginning in 2016 and extending through 2017.

Until there are further decisions, the ultimate impact of the MDL Court's decisions will be unclear, although it is possible that the decisions will be interpreted by courts to affect other litigation, including the actions described further below, some of which concern different benchmark interest rates.

In December 2014, the MDL Court granted preliminary approval for the settlement of the remaining Exchange-Based Class claims for $20 million. Final approval of the settlement is awaiting plaintiff's submission of a plan for allocation of the settlement proceeds acceptable to the MDL Court.

In November 2015, the outstanding OTC Class claims were settled for $120 million. The settlement is subject to approval by the MDL Court.

EURIBOR Cases
In February 2013, a EURIBOR-related class action was filed against BPLC, BBPLC, the Company and other EURIBOR panel banks. The plaintiffs assert antitrust, CEA, RICO, and unjust enrichment claims. In particular, BBPLC is alleged to have conspired with other EURIBOR panel banks to manipulate EURIBOR. The lawsuit is brought on behalf of purchasers and sellers of NYSE LIFFE EURIBOR futures contracts, purchasers of Euro currency-related futures contracts and purchasers of other derivative contracts (such as interest rate swaps and forward rate agreements that are linked to EURIBOR) during the period June 1, 2005 through March 31, 2011. In October 2015, the

class action was settled for $94 million subject to court approval. The settlement has been preliminarily approved by the court but remains subject to final approval.

Securities Fraud Case in the SDNY
BPLC, BBPLC and the Company were also named as defendants along with four former officers and directors of BBPLC in a securities class action in the SDNY in connection with BBPLC's role as a contributor panel bank to LIBOR. The complaint principally alleged that BBPLC's Annual Reports for the years 2006 to 2011 contained misstatements and omissions and that BBPLC's daily USD LIBOR submissions constituted false statements in violation of US securities law. In November 2015, the class action was settled for $14 million. The settlement has been preliminarily approved by the court but remains subject to final approval.

Additional USD LIBOR Case in the SDNY
An additional individual action was commenced in February 2013 in the SDNY against BBPLC and other panel bank defendants. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to

decrease, ultimately resulting in the sale of the bonds at a low point in the market. The panel bank defendants moved to dismiss the action, and the motion was granted in April 2015. In June 2015, plaintiff sought leave to file a further amended complaint; that motion is pending.

Sterling LIBOR Cases in SDNY
In May 2015, a putative class action concerning Sterling LIBOR was commenced in the SDNY against BBPLC, the Company and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that BBPLC, the Company and other panel banks manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, antitrust, and RICO violations. Proceedings are ongoing.

In January 2016, an additional putative class action concerning Sterling LIBOR was commenced in the SDNY against BBPLC and the Company, as well as other Sterling LIBOR panel banks. This additional class action similarly alleges manipulation of the Sterling LIBOR rate between 2005 and 2010, and asserts claims for violations of the CEA, antitrust, and RICO statutes, as well as common law violations. Proceedings are ongoing.

Complaint in the US District Court for the Central District of California
In July 2012, a purported class action complaint in the US District Court for the Central District of California was amended to include allegations related to USD LIBOR and names BBPLC as a defendant. The amended complaint was filed on behalf of a purported class that includes holders of

adjustable rate mortgages linked to USD LIBOR. In January 2015, the court granted BBPLC's motion for summary judgment and dismissed all of the remaining claims against BBPLC. The plaintiff has appealed the court's decision to the US Court of Appeals for the Ninth Circuit.

Japanese Yen LIBOR Case in SDNY
A class action was commenced in April 2012 in the SDNY against BBPLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association's Euroyen Tokyo Interbank Offered Rate ("Euroyen TIBOR") panel, of which BBPLC is not a member. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and US Sherman Antitrust Act between 2006 and 2010. In March 2014, the court dismissed the plaintiff's antitrust claims in full, but sustained the plaintiff's CEA claims. The plaintiff moved for leave to file a third amended complaint adding additional claims, including a RICO claim, which was denied in

March 2015. Plaintiff has sought an immediate appeal of that decision, and that request is pending. Discovery is continuing.

In July 2015, a second class action concerning Yen LIBOR was filed in the SDNY against BPLC, BBPLC and the Company. The complaint names members of the Yen LIBOR panel, the Euroyen TIBOR panel, and certain of their affiliates and brokers. The complaint alleges breaches of the US Sherman Antitrust Act and RICO between 2006 and 2010 based on factual allegations that are substantially similar to those in the April 2012 class action.

Non-US Benchmarks Cases
In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR in a number of jurisdictions. The number of such proceedings in non-US jurisdictions, the benchmarks to which they relate, and the jurisdictions in which they may be brought have increased over time.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's operating results, cash flows or financial position in any particular period.

Foreign Exchange Investigations
Various regulatory and enforcement authorities have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading. Certain of these investigations involve multiple market participants in various countries. The Group has reached settlements with the CFTC, the DOJ, the New York State Department of Financial Services ("NYDFS"), the Board of Governors of the Federal Reserve System ("Federal Reserve") and the FCA (together, the "Resolving Authorities") with respect to certain of these investigations as further described below. Investigations by the European Commission ("Commission"), the Administrative Council for Economic Defense in Brazil and the South African Competition Commission, among others, remain pending.

Background Information
In May 2015, the Group announced that it had reached settlements with the Resolving Authorities in relation to investigations into certain sales and trading practices in the Foreign Exchange market, that it had agreed to pay total penalties of approximately $2,384 million, including a $60 million penalty imposed by the DOJ as a consequence of certain practices continuing after entry into the LIBOR NPA, and that BPLC had agreed to plead guilty to a violation of US anti-trust law.

Under the plea agreement with the DOJ, BPLC agreed to pay a criminal fine of $650 million and a term of probation of three years from the date of the final judgment in respect of the plea agreement during which BPLC must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the United States, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies.

Pursuant to the settlement with the CFTC, BBPLC consented to, among other things, pay a civil monetary penalty of $400 million.

Pursuant to its settlement with the Federal Reserve, BBPLC and BBPLC's New York branch consented to an order imposing a civil monetary penalty of $342 million and ordering BBPLC and BBPLC's New York branch to submit in writing to the Federal Reserve Bank of New York for its

approval certain programs to enhance internal controls and compliance. Under the Federal Reserve order, BBPLC and its institution-affiliated parties must not in the future directly or indirectly retain certain individuals who participated in the misconduct underlying the order.

Pursuant to the settlement with the NYDFS, BBPLC and BBPLC's New York branch consented to an order imposing a civil monetary penalty of $485 million and requiring BBPLC and BBPLC's New York branch to take all steps necessary to terminate four identified employees. BBPLC and BBPLC's New York branch must also continue to engage the independent monitor previously selected by the NYDFS to conduct a comprehensive review of certain compliance programs, policies, and procedures.

The FCA issued a Final Notice and imposed a financial penalty of USD equivalent $441 million on BBPLC.

The full text of the DOJ plea agreement, the CFTC, NYDFS and Federal Reserve orders, and the FCA Final Notice referred to above are publicly available on the Resolving Authorities' respective websites.

The settlements reached in May 2015 did not encompass ongoing investigations of electronic trading in the Foreign Exchange market. The Group is cooperating with certain authorities which continue to investigate sales and trading practices of various sales and trading personnel, including Foreign Exchange personnel, among multiple market participants, including BBPLC, in various countries.

The FCA is also investigating historic pricing practices by BBPLC associated with certain Foreign Exchange transactions for certain customers between 2005 and 2012. BBPLC is cooperating with the FCA regarding the proposed terms and timing for appropriate customer redress.

For a discussion of civil litigation arising in connection with these investigations see 'Civil Actions in Respect of Foreign Exchange Trading' below.

Recent Developments
In November 2015, BBPLC announced that it had reached a settlement with the NYDFS in respect of its investigation into BBPLC and BBPLC's New York branch electronic trading of Foreign Exchange and Foreign Exchange trading systems in the period between 2009 to 2014. Pursuant to the settlement the NYDFS imposed a civil monetary penalty of $150 million, primarily for certain internal systems and controls failures. The Group continues to cooperate with other ongoing investigations.

Claimed Amounts/Financial Impact
The fines in connection with the May 2015 settlements with the Resolving Authorities were covered by the Group's provisions of USD equivalent of $3,135 million. It is not currently practicable to provide an estimate of the financial impact of certain of the other matters in this section, or what effect that these matters might have upon the Company's financial position in any particular period.

Civil Actions in respect of Foreign Exchange
Since November 2013, a number of civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the US Sherman Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC. In February 2014, the SDNY combined all then-pending actions alleging a class of US persons in a single consolidated action. Settlements have been agreed with certain proposed classes of plaintiffs in the consolidated class action subject to court approval. The remaining proceedings are ongoing.

Since February 2015, several additional civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging injuries related to Barclays' alleged manipulation of Foreign Exchange rates and naming several international banks as defendants, including BPLC, BBPLC and the Company. One of the newly filed actions asserts claims under the US Employee Retirement Income Security Act ("ERISA") statute and includes allegations that are duplicative of allegations in the other cases, as well as additional allegations about Foreign Exchange sales practices and ERISA plans. Another action was filed in the Northern District of California on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches.

Recent Developments
In September 2015, BBPLC and the Company settled with certain proposed classes of plaintiffs in the consolidated action for $384 million subject to court approval. The Company did not contribute to the settlement.

In addition, in November 2015 and December 2015, two additional civil actions were filed in the SDNY on behalf of proposed classes of plaintiffs alleging injuries based on Barclays' purported improper rejection of customer trades through Barclays Last Look system. In February 2016, BBPLC and the Company agreed a settlement with plaintiffs in one of the actions on a class-wide basis subject to court approval. The amount of the proposed settlement is $50m. In February 2016, the plaintiffs in the second action voluntarily dismissed their claims.

Claimed Amounts/Financial Impact
Aside from the settlements discussed above, which are covered by existing provisions of BBPLC and the Company, the financial impact of the actions described on the Company or what effect that they might have upon the Company's operating results, cash flows or financial position in any particular period is currently uncertain.

ISDAFIX Investigation
Regulators and law enforcement agencies, including the CFTC, have conducted separate investigations into historical practices with respect to ISDAFIX, among other benchmarks.

In May 2015, the CFTC entered into a settlement order with BPLC, BBPLC and the Company pursuant to which BPLC, BBPLC and the Company agreed to pay a civil monetary penalty of $115 million in connection with the CFTC's industry-wide investigation into the setting of the US Dollar ISDAFIX benchmark. The Company did not contribute to the settlement. In addition, the CFTC order requires BPLC, BBPLC and the Company to cease and desist from violating provisions of the CEA, fully cooperate with the CFTC in related investigations and litigation and undertake certain remediation efforts to the extent not already undertaken.

Investigations by other regulators and law enforcement agencies remain pending. For a discussion of civil litigation arising in connection with these investigations see 'Civil Actions in Respect of ISDAFIX' below.

Claimed Amounts/Financial Impact
The fine in connection with the May 2015 settlement with the CFTC was covered by the Group's provisions of USD equivalent $3,135 million.

It is not currently practicable to provide an estimate of any further financial impact of the actions described on the Company or what effect they might have on the Company's operating results, cash flows or financial position in any particular period.

Civil Actions in respect of ISDAFIX

Since September 2014, a number of ISDAFIX related civil actions have been filed in the SDNY on behalf of a proposed class of plaintiffs, alleging that BBPLC, a number of other banks and one broker, violated the US Sherman Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. A consolidated amended complaint was filed in February 2015.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's operating results, cash flows or financial position in any particular period.

Precious Metals Investigation

BBPLC has been providing information to the DOJ and other authorities in connection with investigations into precious metals and precious metals-based financial instruments.

For a discussion of civil litigation arising in connection with these investigations see 'Civil Actions in Respect of the Gold Fix' below.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's operating results, cash flows or financial position in any particular period.

Civil Actions in respect of the Gold Fix

Since March 2014, a number of civil complaints have been filed in US Federal Courts, each on behalf of a proposed class of plaintiffs, alleging that BBPLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the US Sherman Antitrust Act, and state antitrust and consumer protection laws. All of the complaints have been transferred to the SDNY and consolidated for pretrial purposes. In April 2015, defendants filed a motion to dismiss the claims. Proceedings are ongoing.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's operating results, cash flows or financial position in any particular period.

US Residential and Commercial Mortgage-related Activity and Litigation

The Company is party to a number of lawsuits filed by purchasers of US residential MBS sponsored and/or underwritten by Group between 2005 and 2008. As a general matter, these lawsuits allege, among other things, that the residential MBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demand rescission and recovery of the consideration paid for the residential MBS and recovery of monetary losses arising out of their ownership.

The original face amount of residential MBS related to the pending civil actions against the Company total approximately $1,292 million, of which approximately $387 million was outstanding as at December 31, 2015.

Claimed Amounts/Financial Impact

If the Company were to lose the pending actions the Company believes it could incur a loss of up to the outstanding amount of the residential MBS at the time of judgment, plus any cumulative losses on the residential MBS at such time and any interest, fees and costs, less the market value of the residential MBS at such time and less any provisions taken to date.

Although the purchasers in these securities actions have generally not identified a specific amount of alleged damages, the Company has estimated the total market value of these residential MBS as at December 31, 2015 to be approximately $308 million. The Company may be entitled to indemnification for a portion of such losses.

Other Mortgage Related Investigations
In addition, numerous regulatory and governmental authorities, among them the DOJ, SEC, Special Inspector General for the US Troubled Asset Relief Program, the US Attorney's Office for the District of Connecticut, and the US Attorney's Office for the Eastern District of New York have been investigating various aspects of the mortgage-related business, including issuance and underwriting practices in primary offerings of residential MBS and trading practices in the secondary market for both residential MBS and US commercial MBS. Group continues to respond to requests relating to the residential MBS Working Group of the Financial Fraud Enforcement Task Force ("RMBS Working Group"), which was formed to investigate pre-financial crisis mortgage-related misconduct. In connection with several of the investigations by members of the RMBS Working Group, a number of financial institutions have entered into settlements involving substantial monetary payments.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's financial position in any particular period.

Interest Rate Swap US Civil Action
In November 2015, an antitrust class action was filed against BPLC, BBPLC, the Company and other financial institutions in the SDNY by a US retirement and pension fund. The complaint alleges that the defendants that act as market makers for certain types of derivatives, ICAP, and Tradeweb conspired to prevent the development of exchanges for interest rate swaps ("IRS") and demands unspecified money damages, treble damages and legal fees. The plaintiff claims to represent a class of buy-side investors that transacted in fixed-for-floating IRS with defendants in the US from January 1, 2008 to the present, including other retirement funds, university endowments, municipalities, corporations and insurance companies.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the action described on the Company or what effect it have upon the Company's operating results, cash flows or financial position in any particular period.

Treasury Auction Securities Civil Actions
Numerous putative class action complaints have been filed US Federal Courts against the Company and other financial institutions that have served as primary dealers in US Treasury securities. The complaints have been or are in the process of being consolidated in the Federal Court in New York. The complaints generally allege that defendants conspired to manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law. Some complaints also allege that defendants engaged in illegal "spoofing" of the US Treasury market. The Company is considering the allegations in the complaints and is keeping all relevant agencies informed.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the actions described on the Company or what effect that they might have upon the Company's operating results, cash flows or financial position in any particular period.

Investigation into Americas Wealth & Investment Management Advisory Business
The SEC is investigating the non-performance of certain due diligence on third-party managers by the Manager Research division of Barclays' Wealth & Investment Management, Americas investment advisory business and the Group is responding to requests for information.

Claimed Amounts/Financial Impact
It is not currently practicable to provide an estimate of the financial impact of the investigation on the Group or what effect that it might have upon the Group's operating results, cash flows or financial position in any particular period.

Lehman Brothers
Since September 2009, the Company and BBPLC have been engaged in litigation with various entities that have sought to challenge certain aspects of the transaction pursuant to which the

Company, BBPLC and other companies in the Group acquired most of the assets of Lehman Brothers Inc. in September 2008, as well as the court order approving the sale ("Sale"). All of the claims challenging the Sale were ultimately resolved in favor of the Company. In May 2015, the Company and BBPLC reached a settlement with the SIPA Trustee for Lehman Brothers Inc. ("Trustee") to resolve the remaining outstanding litigation between them relating to the Sale. Pursuant to the settlement, BBPLC has received all of the assets that BBPLC asserted it was entitled to receive with the exception of $80 million of assets that the Trustee is entitled to retain and approximately $300 million of margin for exchange-traded derivatives still owed to BBPLC but expected to be received from third parties. The settlement was approved by the United States Bankruptcy Court for the SDNY on June 29, 2015, thereby bringing the litigation relating to the Sale to an end.

General
The Company is engaged in various other legal, competition and regulatory matters both in the US and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Company which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Company is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Company is or has been engaged. The Company is keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this Note on an ongoing basis.

At the present time, the Company does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to the Company's results of operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

19.   Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its customers and its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Statement of Financial Condition.

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees*. Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relates to an asset, liability or equity security of a guaranteed party. Derivatives that meet the definition of a guarantee include certain written equity options. The Company's derivatives that act as guarantees are summarized below and are shown on a gross basis prior to counterparty netting (in millions):

	Carrying Value of Liability	Maximum Payout/Notional
Written Equity Options	$ 1,240	$ 44,570

20.   Counterparty Credit Risk Management

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, are executed with individuals and institutions. This includes brokers and dealers, central clearers and exchanges, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk is associated with the nonperformance of counterparties in fulfilling their contractual obligations.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit and market exposure reporting and control procedures. This includes marking to market securities transactions and collateral while requiring adjustments to collateral levels where appropriate. In connection with its derivatives trading activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements may provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

21.   Regulatory Requirements

As a registered broker-dealer and FCM, the Company is subject to Rule 15c3-1 of the Securities and Exchange Act and CFTC Regulation 1.17. The Company has elected to compute Net Capital

in accordance with the Alternative Net Capital ("ANC") requirement as permitted by Rule 15c3-1. At December 31, 2015, the Company had Net Capital, as defined, of $7,847 million, which was $6,740 million in excess of the amount required of $1,107 million.

In accordance with the ANC requirements, the Company is required to maintain tentative net capital in excess of $1,000 million and notify the SEC in the event its tentative net capital is less than $6,000 million. At December 31, 2015, the Company had tentative net capital in excess of the minimum and notification requirements.

In connection with the acquisition of certain assets of Lehman Brothers, the Company was granted temporary permission by the SEC to apply the ANC methodology to compute the Net Capital requirements of a US broker-dealer under Appendix E of Rule 15c3-1. The Company has submitted its application to the SEC to continue applying the ANC methodology on a permanent basis and is awaiting formal approval of that application.

22. **Subsequent Events**

The Company evaluated subsequent events from January 1, 2016 through February 26, 2016, the date the Statement of Financial Condition was available to be issued. The Company did not have any subsequent events to report.